                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

For the fiscal year ended December 31, 1998

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities
    Exchange Act of 1934
    (no fee required)

For the transition period from ______________ to ____________________
Commission file number ______________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               AUTOLIV ASP, INC.
                              EMPLOYEE SAVINGS AND
                                INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 AUTOLIV, INC.
                               World Trade Center
                       Klarabergsviadukten 70, SE-1C7 24
                               Stockholm, Sweden
            Telephone number, including area code: +46 8 587 20 600

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                   AUTOLIV ASP, INC.
                                         EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                       ----------------------------------------
                                                     (Name of Plan)


Date         6/30/99                   By         /s/ HANS BIORCK
     ------------------------             -------------------------------------
                                                     (Signature)
                                                  VICE PRESIDENT AND
                                               CHIEF FINANCIAL OFFICER

                          Audited Financial Statements

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                              Financial Statements

                     Years ended December 31, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors.........................................1

Financial Statements

Statement of Net Assets Available for Benefits,
   With Fund Information - December 31, 1998...........................2
Statement of Net Assets Available for Benefits,
   With Fund Information - December 31, 1997...........................3
Statement of Changes in Net Assets Available for Benefits,
   With Fund Information - Period December 31, 1998....................4
Statement of Changes in Net Assets Available for Benefits,
   With Fund Information - Period December 31, 1997....................5
Notes to Financial Statements..........................................6

                         Report of Independent Auditors


Savings Trust Investment Committee
   and Savings Plan Administrative Committee
Autoliv ASP, Inc.

We have audited the accompanying statements of net assets available for benefits of the Autoliv ASP, Inc. Employee Savings and Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 16, 1999

                                                           Autoliv ASP, Inc.
                                                  Employee Savings and Investment Plan

                                 Statement of Net Assets Available for Benefits, With Fund Information

                                                           December 31, 1998

                                                             FUND INFORMATION
                                   -----------------------------------------------------------------------
                                                                                                 LARGE
                                      FIXED        PRE-MIXED     PRE-MIXED     PRE-MIXED     COMPANY EQUITY
                                   RETURN FUND      FUND A         FUND B        FUND C       INDEX FUND
                                   ----------------------------------------------------------------------
ASSETS
Investments:
   Common stocks:
     Autoliv, Inc.                 $         -    $        -     $        -    $        -     $         -
     Other                                   -       427,963      1,142,484     3,152,964      37,428,280
                                   ----------------------------------------------------------------------
                                                     427,963      1,142,484     3,152,964      37,428,280

   Group annuity contracts          35,340,655       597,824        699,746       721,247               -
   Common trust funds                        -             -              -             -               -
   Loans to participants                     -             -              -             -               -
                                   ----------------------------------------------------------------------
Total investments                   35,340,655     1,025,787      1,842,230     3,874,211      37,428,280


Accrued interest receivable             38,324             -              -             -               -
                                   ----------------------------------------------------------------------
Total assets                        35,378,979     1,025,787      1,842,230     3,874,211      37,428,280

LIABILITIES
Distributions payable                   34,193             -              -         8,036          50,787
Loans payable                                -             -              -             -               -
                                   ----------------------------------------------------------------------
Net assets available for benefits  $35,344,786    $1,025,787     $1,842,230    $3,866,175     $37,377,493
                                   ======================================================================



                                                           Autoliv ASP, Inc.
                                                  Employee Savings and Investment Plan

                                 Statement of Net Assets Available for Benefits, With Fund Information

                                                           December 31, 1998

                                                           FUND INFORMATION
                                 ----------------------------------------------------------
                                 INTERNATIONAL       SMALL
                                    COMPANY         COMPANY       AUTOLIV, INC.
                                     EQUITY          EQUITY          STOCK
                                   INDEX FUND      INDEX FUND         FUND        LOAN FUND        TOTAL
                                 --------------------------------------------------------------------------
ASSETS
Investments:
   Common stocks:
     Autoliv, Inc.                 $        -     $        -      $13,515,000     $        -   $ 13,515,000
     Other                          1,845,573      5,487,287                -              -     49,484,551
                                   ------------------------------------------------------------------------
                                    1,845,573      5,487,287       13,515,000              -     62,999,551

   Group annuity contracts                  -              -                -              -     37,359,472
   Common trust funds                       -              -          301,327              -        301,327
   Loans to participants                    -              -                -      7,459,265      7,459,265
                                   ------------------------------------------------------------------------
Total investments                   1,845,573      5,487,287       13,816,327      7,459,265    108,119,615


Accrued interest receivable                 -              -                -              -         38,324
                                   ------------------------------------------------------------------------
Total assets                        1,845,573      5,487,287       13,816,327      7,459,265    108,157,939

LIABILITIES
Distributions payable                   3,253          6,853           19,750              -        122,872
Loans payable                               -              -          169,659              -        169,659
                                   ------------------------------------------------------------------------
Net assets available for benefits  $1,842,320     $5,480,434      $13,626,918     $7,459,265   $107,865,408
                                   ========================================================================

See notes to financial statements.

                                                           Autoliv ASP, Inc.
                                                  Employee Savings and Investment Plan

                                 Statement of Net Assets Available for Benefits, With Fund Information

                                                           December 31, 1997

                                                            FUND INFORMATION
                                 --------------------------------------------------------------------------
                                                                                              LARGE
                                      FIXED       PRE-MIXED     PRE-MIXED     PRE-MIXED    COMPANY EQUITY
                                   RETURN FUND      FUND A        FUND B        FUND C        INDEX FUND
                                 -------------------------------------------------------------------------
ASSETS
Investments:
   Common stocks:
     Autoliv, Inc.                  $         -    $        -      $      -   $         -    $         -
     Other                                    -       224,114       837,278     2,251,097     26,674,584
                                 -------------------------------------------------------------------------
                                                      224,114       837,278     2,251,097     26,674,584

   Group annuity contracts
                                     30,774,598       321,426       532,954       544,065              -
   Common trust funds
                                              -             -             -             -              -
   Loans to participants
                                              -             -             -             -              -
                                 -------------------------------------------------------------------------
Total investments                    30,774,598       545,540     1,370,232     2,795,162     26,674,584

Accrued interest receivable
                                         92,458             -             -             -              -
                                 -------------------------------------------------------------------------
Total assets                        $30,867,056      $545,540    $1,370,232    $2,795,162    $26,674,584
                                 =========================================================================




                                                           Autoliv ASP, Inc.
                                                  Employee Savings and Investment Plan

                                 Statement of Net Assets Available for Benefits, With Fund Information

                                                           December 31, 1997


                                                           FUND INFORMATION
                               ------------------------------------------------------------
                                INTERNATIONAL        SMALL
                                   COMPANY          COMPANY       AUTOLIV, INC.
                                    EQUITY           EQUITY          STOCK
                                  INDEX FUND       INDEX FUND         FUND        LOAN FUND        TOTAL
                               ----------------------------------------------------------------------------
ASSETS
Investments:
   Common stocks:
     Autoliv, Inc.                    $        -    $        -    $13,105,732     $        -    $13,105,732
     Other                             1,217,738     4,920,031             -               -     36,124,842
                                 --------------------------------------------------------------------------
                                       1,217,738     4,920,031     13,105,732              -     49,230,574

   Group annuity contracts
                                               -             -              -              -     32,173,043
   Common trust funds
                                               -             -        286,974              -        286,974
   Loans to participants
                                               -             -              -      6,339,529      6,339,529
                                 --------------------------------------------------------------------------
Total investments                      1,217,738     4,920,031     13,392,706      6,339,529     88,030,120

Accrued interest receivable
                                               -             -              -              -         92,458
                                 --------------------------------------------------------------------------
Total assets                          $1,217,738    $4,920,031    $13,392,706     $6,339,529    $88,122,578
                                 ==========================================================================



See notes to financial statements.

                                                           Autoliv ASP, Inc.
                                                  Employee Savings and Investment Plan
                            Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                      Year ended December 31, 1998

                                                           FUND INFORMATION
                                --------------------------------------------------------------------------
                                                                                              LARGE
                                     FIXED        PRE-MIXED     PRE-MIXED     PRE-MIXED    COMPANY EQUITY
                                  RETURN FUND       FUND A        FUND B        FUND C      INDEX FUND
                                -------------------------------------------------------------------------
CONTRIBUTIONS AND INVESTMENT
   INCOME
Contributions by Autoliv, Inc.     $ 1,024,713     $   51,725    $    81,095    $  192,531   $ 1,095,215
Contributions by participants        2,620,020        136,248        236,606       553,828     3,148,661
Rollover contributions by
   participants                        277,830         11,161         57,753       113,248       474,840
Dividend income                          1,189              -             24            79           512
Interest income                      1,773,600         77,827        254,783       546,611       170,031
                                -------------------------------------------------------------------------
Total contributions and
   investment income                 5,697,352        276,961        630,261     1,406,297     4,889,259

Net realized and unrealized
   appreciation
   (depreciation) in fair
   value of investments                486,059          8,249          9,632         9,873     8,060,519
Withdrawals by participants         (3,914,011)       (81,945)      (103,281)     (203,302)   (2,353,464)

Loans to participants:
   New loans                        (1,973,794)       (40,670)       (88,981)     (178,482)   (1,354,516)
   Loan repayments (principal)         960,218         25,641         74,302       117,527       858,973
                                -------------------------------------------------------------------------
Net loans to participants           (1,013,576)       (15,029)       (14,679)      (60,955)     (495,543)

Transfers by participants            3,221,906        292,011        (49,935)      (80,900)      602,138
                                -------------------------------------------------------------------------

Net increase                         4,477,730        480,247        471,998     1,071,013    10,702,909
Net assets available for benefits
   at beginning of period           30,867,056        545,540      1,370,232     2,795,162    26,674,584
                                -------------------------------------------------------------------------
Net assets available for
   benefits at end of period       $35,344,786     $1,025,787     $1,842,230    $3,866,175   $37,377,493
                                =========================================================================


                                                           Autoliv ASP, Inc.
                                                  Employee Savings and Investment Plan
                            Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                      Year ended December 31, 1998

                                                          FUND INFORMATION
                               ------------------------------------------------------------
                                INTERNATIONAL        SMALL
                                   COMPANY          COMPANY       AUTOLIV, INC.
                                    EQUITY           EQUITY          STOCK
                                  INDEX FUND       INDEX FUND         FUND        LOAN FUND        TOTAL
                               --------------------------------------------------------------------------

CONTRIBUTIONS AND INVESTMENT
   INCOME
Contributions by Autoliv, Inc.        $   76,611    $  207,729   $   933,695    $        -   $  3,663,314
Contributions by participants            229,034       633,553     2,439,599             -      9,997,549
Rollover contributions by
   participants                           24,065        94,948        48,582             -      1,102,427
Dividend income                               28            53        (2,383)      619,204        618,706
Interest income                            7,931        29,626       184,645      (619,218)     2,425,836
                                -------------------------------------------------------------------------
Total contributions and
   investment income                     337,669       965,909     3,604,138           (14)    17,807,832

Net realized and unrealized
   appreciation
   (depreciation) in fair
   value of investments                  265,162      (105,877)    2,017,914             -     10,751,531
Withdrawals by participants              (90,777)     (413,256)   (1,066,201)     (590,296)    (8,816,533)

Loans to participants:
   New loans                             (56,100)     (187,178)     (951,052)    4,830,773              -
   Loan repayments (principal)            52,982       159,174       871,910    (3,120,727)             -
                                -------------------------------------------------------------------------
Net loans to participants                 (3,118)      (28,004)      (79,142)    1,710,046              -

Transfers by participants                115,646       141,631    (4,242,497)            -              -
                                -------------------------------------------------------------------------

Net increase                             624,582       560,403       234,212     1,119,736     19,742,830
Net assets available for benefits
   at beginning of period              1,217,738     4,920,031    13,392,706     6,339,529     88,122,578
                                -------------------------------------------------------------------------
Net assets available for
   benefits at end of period          $1,842,320    $5,480,434   $13,626,918    $7,459,265   $107,865,408
                                =========================================================================


4


See notes to financial statements.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan
 Statement of Changes in Net Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1997

                             FUND INFORMATION
-------------------------------------------------------------------------------------------------
                                                                                        LARGE
                                                                                       COMPANY
                                     FIXED      PRE-MIXED   PRE-MIXED    PRE-MIXED     EQUITY
                                  RETURN FUND     FUND A      FUND B      FUND C     INDEX FUND
                                -----------------------------------------------------------------
CONTRIBUTIONS AND INVESTMENT
   INCOME
Contributions by Autoliv, Inc.  $    1,675,079 $   45,930   $    94,026  $   173,243  $ 1,131,902
Contributions by participants        4,415,897    126,935       274,281      500,065    3,341,713
Rollover contributions by
   participants                        250,545     38,496       144,190      110,506      248,404
Dividend income                              -          -             -            -            -
Interest Income:                     3,289,602     64,292       181,035      361,441      123,452
                                -----------------------------------------------------------------
Total contributions and
   investment income                 9,631,123    275,653       693,532    1,145,255    4,845,471

Net realized and unrealized
   appreciation
   (depreciation) in fair
   value of investments               (395,248)    (4,128)       (6,845)      (6,987)   9,075,158
Withdrawals                         (4,900,377)   (18,579)      (69,664)     (81,940)  (1,834,512)
Loans to participants:
  New loans                         (1,994,939)   (24,702)      (75,167)     (81,558)  (1,307,621)
  Loan repayments (principal)        1,122,980     16,350        52,246       76,606      590,523
                                -----------------------------------------------------------------
Net loans to participants             (871,959)    (8,352)      (22,921)      (4,952)    (717,098)

Transfers by participants            8,142,989    431,828       680,138    1,427,842    7,264,944
Plan Transfers                    (107,913,584)(1,185,057)   (1,572,167)  (3,110,914) (52,362,147)
                                -----------------------------------------------------------------

Net increase (decrease)            (96,307,056)  (508,635)     (297,927)    (631,696) (33,728,184)
Net assets available for
   benefits at beginning of
   period                          127,174,112  1,054,175     1,668,159    3,426,858   60,402,768
                                -----------------------------------------------------------------
Net assets available for
   benefits at end of period    $   30,867,056 $  545,540   $ 1,370,232  $ 2,795,162  $26,674,584
                                =================================================================

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan
 Statement of Changes in Net Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1997

                                FUND INFORMATION
--------------------------------------------------------------------------------------------------------------------
                               INTERNATIONAL     SMALL
                               COMPANY EQUITY   COMPANY       MORTON     AUTOLIV, INC.
                                 INDEX FUND     EQUITY    INTERNATIONAL      STOCK
                                              INDEX FUND    STOCK FUND       FUND          LOANS        TOTAL
                               ------------------------------------------------------------------------------------
CONTRIBUTIONS AND INVESTMENT
   INCOME
Contributions by Autoliv, Inc.  $   80,624    $    154,168  $  1,051,108  $   887,717    $        -  $   5,293,797
Contributions by participants      255,460         484,731     2,973,456    2,376,260             -     14,748,798
Rollover contributions by
   participants                     40,818          80,743       158,489       45,726                    1,117,917
Dividend income                          -               -       673,384       82,541       724,852      1,480,777
Interest Income:                     8,168          14,695       145,605      131,451      (686,983)     3,632,758
                               -----------------------------------------------------------------------------------
Total contributions and
   investment income               385,070         734,337     5,002,042    3,523,695        37,869     26,274,047

Net realized and unrealized
   appreciation
   (depreciation) in fair
   value of investments            (16,377)         62,296    (2,881,317)  (1,573,147)            -      4,253,405
Withdrawals                        (89,215)       (149,888)   (2,787,150)    (574,732)     (418,713)   (10,924,770)

Loans to participants:
  New loans                        (40,727)        (79,349)   (1,940,800)    (696,167)    6,241,030              -
  Loan repayments (principal)       42,492         127,367       702,508      680,429    (3,411,501)             -
                               -----------------------------------------------------------------------------------
Net loans to participants            1,765          48,018    (1,238,292)     (15,738)    2,829,529              -

Transfers by participants          899,411       4,025,126   (25,834,470)   2,962,192             -              -
Plan Transfers                  (2,498,848)     (3,775,637)  (85,199,299)   9,070,436    (9,220,525)  (257,767,742)
                               -----------------------------------------------------------------------------------

Net increase (decrease)         (1,318,194)        944,252  (112,938,486)  13,392,706    (6,771,840)  (238,165,060)
Net assets available for
   benefits at beginning of
   period                        2,535,932       3,975,779   112,938,486                 13,111,369    326,287,638
                               -----------------------------------------------------------------------------------
Net assets available for
   benefits at end of period   $ 1,217,738     $ 4,920,031  $          -  $13,392,706  $  6,339,529  $  88,122,578
                                ==================================================================================



See notes to financial statements.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                          Notes to Financial Statements

                                December 31, 1998

1.  PLAN FORMATION AND TRANSFERS RESULTING FROM THE SPIN-OFF OF BUSINESSES

Effective May 1, 1997, Morton International, Inc. spun off its specialty chemicals and salt businesses to create a new company renamed Morton International, Inc. The remaining portion of the original Morton International, Inc., representing the airbag business was renamed Autoliv ASP, Inc. and combined with Autoliv AB creating Autoliv, Inc. As a result of the spin-off, certain assets and liabilities were transferred from the Morton International, Inc. Employee Savings and Investment Plan (subsequently renamed the Autoliv ASP, Inc. Employee Savings and Investment Plan) (the Plan), to the new Morton International, Inc. Employee Savings and Investment Plan which was formed effective May 1, 1997. Assets transferred from the Trust were based on transferred participants' account balances as of April 30, 1997.

2.  SIGNIFICANT ACCOUNTING POLICIES

All of the Plan investments are held by the new Autoliv ASP, Inc. Master Savings Trust (the Trust) dated April 30, 1997. The Trust invests the assets of the employee savings plan of Autoliv ASP, Inc. (the Company). The Northern Trust Company is the trustee of the Trust and custodian of the Autoliv ASP, Inc. stock fund. The State Street Global Advisors is the Plan's record keeper.

The majority of administrative and general expenses of the Plan are paid by the Company.

Investments in the common stock of the Company are recorded at fair market value.

Assets of the Fixed Return Fund are recorded at fair value. In determining fair value, investments included in this fund are not subject to established, fixed market pricing. Since such securities are not exchange traded, pricing is not readily verifiable. Instead, pricing is provided by independent fixed income pricing services.

Short-term common trust fund units are purchased daily for any uninvested cash held in the Trust. These units are valued at par, which is equal to redemption value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                  Notes to the Financial Statements (continued)



3.  DESCRIPTION OF THE PLAN

The Plan is a defined-contribution plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to afford them an opportunity to acquire an equity interest in the Company.

All domestic employees (other than those covered by a collective bargaining agreement, which does not provide for Plan participation) of the Company are eligible to participate in the Plan. Employees become participants without satisfying any service requirements.

Participation in the Plan is voluntary. Participants make contributions to the Plan for any whole percentage up to a maximum of 14% of base pay, not to exceed the Internal Revenue Service limit. The Company contributes an amount equal to 50% of the first 6% of participants' contributions, adjusted for any current forfeitures and reinstatement of prior forfeitures. Participants can elect to treat their contributions on a before and/or after-tax basis.

Participants' Company contributions are allocated among the investment funds in accordance with participants' elections. Participants may transfer amounts from one investment fund to another.

Participants are 100% vested in their contributions together with earnings, if any, thereon. Company contributions and earnings thereon become vested as follows:

   YEARS OF VESTING                                                PERCENTAGE
   SERVICE IN PLAN                                                   VESTED
-------------------------------------------------------------------------------
Less than 1                                                             0%
1 but less than 2                                                      33
2 but less than 3                                                      66
3 or more                                                             100

Notwithstanding the preceding schedule, Company contributions will become 100% vested upon death, total disability from performing normal duties, or termination of employment when eligible to retire under the provisions of a qualified Company pension plan.

That portion of the participants' Company contribution accounts which is not vested at the time of termination of employment is forfeited, amounts forfeited are applied to subsequent Company contributions under the Plan. Forfeitures are restored within 30 days of reemployment once certain conditions are met.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                  Notes to the Financial Statements (continued)



3.  DESCRIPTION OF THE PLAN (CONTINUED)

Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain Internal Revenue Service and Plan restrictions, and each loan is secured by the participant's account balance. The interest rate on loans is the Trustee's prime rate plus 1%. Loan interest rates are reviewed monthly and adjusted prospectively.

The Company has the right to terminate, amend, modify, or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan, and the Company contribution account for each participant will become 100% vested and nonforfeitable.

4.  INVESTMENTS

The Plan is part of a Master Savings Trust at December 31, 1998 and 1997. The Plan represents 100% of the total assets of the Master Savings Trust for both years.

A description of the investment funds follows:

AUTOLIV ASP, INC. STOCK FUND

This fund is invested only in the common stock of Autoliv, Inc. which participants in the old Morton International Stock Fund received as part of the spin-off of the new Company (see Note 1). This fund's performance depends on the performance of Autoliv, Inc. common stock. As with any other stock, the market value of Autoliv, Inc. common stock can fluctuate and participants' investments in this fund can increase or decrease in value. Participants are also permitted to invest future contributions in this fund or transfer any portion of their account balances not already invested in the Autoliv ASP, Inc. Stock Fund to this fund.

LARGE COMPANY EQUITY INDEX FUND

This fund is composed of 500 stocks selected as representative of all major industries in the broad domestic U.S. economy. The S&P 500 Index is a market-capitalization weighted index. The Large Company Index Fund provides diversified large-capitalization stock market returns, which mirror the risk and return characteristics of the S&P 500 Index.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                  Notes to the Financial Statements (continued)


4.  INVESTMENTS (CONTINUED)

SMALL COMPANY EQUITY INDEX FUND

This fund is composed of securities number 1,001 to 3,000 in capitalization rankings of the Frank Russell Company's Russell 3000 Index of the largest 3,000 U.S. stocks by market capitalization. The Russell 2000 represents approximately 10% of all stocks comprising the outstanding capitalization of the Russell 3000. This fund provides diversified small capitalization stock U.S. market exposure replicating the risk and return characteristics of the Russell 2000 Index.

INTERNATIONAL EQUITY INDEX FUND

This fund is composed of approximately 1,000 companies in 20 countries. The Morgan Stanley Capital Investments (MSCI) EAFE Index is the most widely followed measure of performance in the equity markets outside the U.S. Investments in this fund provide broad-based exposure to foreign equity markets in Europe, Australia, and the Far East. This fund is designed to mirror a modified EAFE Index with a fixed Japan exposure of 25%.

The custodian of each of these three funds is Northern Trust Company. The manager of all of the funds is State Street Global Administration.

FIXED RETURN FUND

This fund's assets are in the custody of, and managed by New York Life Insurance under group annuity contracts issued to the Trustee. The underlying assets are separately managed and are not part of the insurance company's general account assets. The declared effective annual yield for the year ending December 31, 1998 was 6.68% and 6.55% in 1997. The funds are primarily invested in U.S. treasuries, high-grade corporate bonds, U.S. agency issued mortgage-backed securities, triple A rated asset-backed securities, and commercial paper.

PRE-MIXED FUNDS A, B, AND C

These funds provide systematic investment diversification by allocating fund assets in preset percentages among four of the other investment options. These include the Fixed Return Fund the Large Company Index Fund, the International Equity Index Fund, and the Small Company Equity Index Fund. Participants' accounts are allocated to each of the component funds in accordance with preset asset mixes. These funds differ in the proportion of funds held to coincide with conservative, moderate and aggressive pre-mixed portfolios.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                  Notes to the Financial Statements (continued)



4.  INVESTMENTS (CONTINUED)

During 1998 and 1997, the Plan's investments appreciated (depreciated) in value as follows:

                                                                    NET REALIZED
                                                                   AND UNREALIZED
                                                                    APPRECIATION
                                                                   (DEPRECIATION)
                                                                    IN FAIR VALUE
                                                                  DURING THE PERIOD       FAIR VALUE
                                                                  -----------------      -------------
DECEMBER 31, 1998
Fair value as determined by quoted market prices:
   Common stocks:
     Autoliv, Inc.                                                    $   2,003,561       $  13,515,000*
     Other                                                                8,247,558          49,484,551
Fair value as determined by independent pricing services:
   Group annuity contracts                                                  486,059          37,359,472*
Fair value determined to be redemption or contract value:
   Common trust funds                                                        14,353             301,327
Estimated fair values:
   Loans to participants                                                         --           7,459,265*
                                                                      -------------       -------------
                                                                      $  10,751,531       $ 108,119,615
                                                                      =============       =============

DECEMBER 31, 1997
Fair value as determined by quoted market prices:
   Common stocks:
     Autoliv, Inc.                                                    $  (1,539,438)      $  13,105,732*
     Other                                                                6,221,800          36,124,842
Fair value as determined by independent pricing services:
   Group annuity contracts                                                 (395,248)         32,173,043*
Fair value determined to be redemption or contract value:
   Common trust funds                                                       (33,709)            286,974
Estimated fair values:
   Loans to participants                                                         --           6,339,529*
                                                                      -------------       -------------
                                                                      $   4,253,405       $  88,030,120
                                                                      =============       =============

*Represents 5% or more of the fair value of net assets available for benefits.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                  Notes to the Financial Statements (continued)



5.  FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated August 4, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.  TRANSACTIONS WITH PARTIES IN INTEREST

During 1998 and 1997, the Plan received dividends from the Company and its predecessor of $618,706 and $1,480,779, respectively.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of withdrawals by participants per the financial statement to the Form 5500:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                  1998             1997
                                                              ------------      ------------
Withdrawals by participants per the financial statements      $  8,816,533      $ 10,924,770

Less:  Amounts allocated to withdrawing
   participants at beginning of year                                    --          (239,873)
                                                              ------------      ------------
Withdrawals by participants per the Form 5500                 $  8,816,533      $ 10,684,897
                                                              ============      ============

8.  YEAR 2000 ISSUE (UNAUDITED)

The Plan sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The Plan sponsor currently expects internal information technology modifications to be completed by fall 1999. The Plan sponsor does not expect this project to have a significant effect on plan operations. Third-party service providers have represented to the Plan sponsor that they are currently year 2000 compliant.

11